SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 28)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Michael A. Pucker, Esq.

Cathy A. Birkeland, Esq.

Latham & Watkins LLP

330 N. Wabash Avenue, Suite 2800

Chicago, Illinois 60611

(312) 876-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 18 Pages)

CUSIP No. 448579102	13D	Page 2 of 18 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Maroon Private Trust Company, LLC, solely as trustee of the trusts listed on Appendix A-1 and Appendix A-2.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,469,804*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,469,804*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,469,804*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 22.2%*
14.	Type of Reporting Person OO

*

Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of May 12, 2020, as reported in the Issuer’s Registration Statement on Form S-3, filed May 21, 2020, as adjusted to account for the conversion of an aggregate of 2,435,243 shares of Class B Common Stock into 2,435,243 shares of Class A Common Stock in connection with sales by certain Separately Filing Group members between May 20, 2020 and June 5, 2020. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 101,142,712 shares of Common Stock outstanding as of May 12, 2020, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 33.6% of the total voting power of the Common Stock as of May 12, 2020, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of May 12, 2020, as adjusted, which is comprised of 38,114,681 shares of Class A Common Stock and 63,028,031 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 3 of 18 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) THHC, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,723,351*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,723,351*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,723,351*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 20.5%*
14.	Type of Reporting Person OO

*

Represents shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock. As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of May 12, 2020, as reported in the Issuer’s Registration Statement on Form S-3, filed May 21, 2020, as adjusted to account for the conversion of an aggregate of 2,435,243 shares of Class B Common Stock into 2,435,243 shares of Class A Common Stock in connection with sales by certain Separately Filing Group members between May 20, 2020 and June 5, 2020. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 101,142,712 shares of Common Stock outstanding as of May 12, 2020, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 33.6% of the total voting power of the Common Stock as of May 12, 2020, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of May 12, 2020, as adjusted, which is comprised of 38,114,681 shares of Class A Common Stock and 63,028,031 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 4 of 18 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) T11 HHC, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,723,351*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,723,351*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,723,351*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 20.5%*
14.	Type of Reporting Person OO

*

Represents shares of the Issuer’ Class A Common Stock issuable upon conversion of shares of the Issuer’ Class B Common Stock. As provided in the Issuer’ Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of May 12, 2020, as reported in the Issuer’s Registration Statement on Form S-3, filed May 21, 2020, as adjusted to account for the conversion of an aggregate of 2,435,243 shares of Class B Common Stock into 2,435,243 shares of Class A Common Stock in connection with sales by certain Separately Filing Group members between May 20, 2020 and June 5, 2020. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 101,142,712 shares of Common Stock outstanding as of May 12, 2020, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 33.6% of the total voting power of the Common Stock as of May 12, 2020, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of May 12, 2020, as adjusted, which is comprised of 38,114,681 shares of Class A Common Stock and 63,028,031 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 5 of 18 Pages

1.

Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

Marshall E. Eisenberg and Thomas J. Pritzker, not individually, but solely as co-trustees of the trust listed on Appendix A-3.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 50,963*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 50,963*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,963*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%*
14.	Type of Reporting Person OO

*

Represents shares of the Issuer’ Class A Common Stock issuable upon conversion of shares of the Issuer’ Class B Common Stock. As provided in the Issuer’ Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of May 12, 2020, as reported in the Issuer’s Registration Statement on Form S-3, filed May 21, 2020, as adjusted to account for the conversion of an aggregate of 2,435,243 shares of Class B Common Stock into 2,435,243 shares of Class A Common Stock in connection with sales by certain Separately Filing Group members between May 20, 2020 and June 5, 2020. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 101,142,712 shares of Common Stock outstanding as of May 12, 2020, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 33.6% of the total voting power of the Common Stock as of May 12, 2020, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of May 12, 2020, as adjusted, which is comprised of 38,114,681 shares of Class A Common Stock and 63,028,031 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 6 of 18 Pages

1.

Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

Thomas J. Pritzker, individually and as trustee of Maroon Trust, solely in such trust’s capacity as the member of Maroon Private Trust Company, LLC

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,497,154*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,497,154*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,497,154*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 22.2%*
14.	Type of Reporting Person IN; OO

*

Represents shares of the Issuer’s Class A Common Stock and shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock. As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of May 12, 2020, as reported in the Issuer’s Registration Statement on Form S-3, filed May 21, 2020, as adjusted to account for the conversion of an aggregate of 2,435,243 shares of Class B Common Stock into 2,435,243 shares of Class A Common Stock in connection with sales by certain Separately Filing Group members between May 20, 2020 and June 5, 2020. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 101,142,712 shares of Common Stock outstanding as of May 12, 2020, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 33.6% of the total voting power of the Common Stock as of May 12, 2020, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of May 12, 2020, as adjusted, which is comprised of 38,114,681 shares of Class A Common Stock and 63,028,031 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Thomas J. Pritzker holds 127,410 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $41.74, 140,601 SARs that are currently exercisable at an exercise price of $41.29, 207,381 SARs that are currently exercisable at an exercise price of $43.44, 140,191 SARs that are currently exercisable at an exercise price of $49.39, 180,353 SARs that are currently exercisable at an exercise price of $56.27, 275,103 SARs that are currently exercisable at an exercise price of $47.36, 183,486 SARs that are currently exercisable at an exercise price of $52.65, 106,482 SARs that are currently exercisable at an exercise price of $80.02 and 73,056 SARs that are currently exercisable at an exercise price of $71.67. Each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of Class A Common Stock at the exercise date, over the exercise price. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not determinable until the date of exercise and therefore is not included in the information above.

CUSIP No. 448579102	13D	Page 7 of 18 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Jason Pritzker, individually
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,588*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,588*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,588*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%*
14.	Type of Reporting Person IN

*	Represents shares of the Issuer’s Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of May 12, 2020, as reported in the Issuer’s Registration Statement on Form S-3, filed May 21, 2020, as adjusted to account for the conversion of an aggregate of 2,435,243 shares of Class B Common Stock into 2,435,243 shares of Class A Common Stock in connection with sales by certain Separately Filing Group members between May 20, 2020 and June 5, 2020. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 101,142,712 shares of Common Stock outstanding as of May 12, 2020, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class A Common Stock owned by the Reporting Person represent less than 0.1% of the total voting power of the Common Stock as of May 12, 2020, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of May 12, 2020, as adjusted which is comprised of 38,114,681 shares of Class A Common Stock and 63,028,031 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 8 of 18 Pages

EXPLANATORY NOTE: This Amendment No. 28 to Schedule 13D (“Amendment No. 28”) relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 150 North Riverside Plaza, Chicago, Illinois 60606. This Amendment No. 28 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on August 26, 2010 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on September 8, 2010 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed by the Reporting Persons on May 18, 2011 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed by the Reporting Persons on November 29, 2011 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed by the Reporting Persons on December 19, 2011 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed by the Reporting Persons on January 4, 2012 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed by the Reporting Persons on August 22, 2012 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D filed by the Reporting Persons on December 4, 2012 (“Amendment No. 7”), Amendment No. 8 to Schedule 13D filed by the Reporting Persons on December 18, 2012 (“Amendment No. 8”), Amendment No. 9 to the Schedule 13D filed by the Reporting Persons on May 17, 2013 (“Amendment No. 9”), Amendment No. 10 to the Schedule 13D filed by the Reporting Persons on June 6, 2013 (“Amendment No. 10”), Amendment No. 11 to the Schedule 13D filed by the Reporting Persons on June 21, 2013 (“Amendment No. 11”), Amendment No. 12 to the Schedule 13D filed by the Reporting Persons on September 6, 2013 (“Amendment No. 12”), Amendment No. 13 to the Schedule 13D filed by the Reporting Persons on December 2, 2013 (“Amendment No. 13”), Amendment No. 14 to the Schedule 13D filed by the Reporting Persons on January 3, 2014 (“Amendment No. 14”), Amendment No. 15 to the Schedule 13D filed by the Reporting Persons on April 1, 2014 (“Amendment No. 15”), Amendment No. 16 to the Schedule 13D filed by the Reporting Persons on March 4, 2015 (“Amendment No. 16”), Amendment No. 17 to the Schedule 13D filed by the Reporting Persons on September 2, 2015 (“Amendment No. 17”), Amendment No. 18 to the Schedule 13D filed by the Reporting Persons on August 31, 2016 (“Amendment No. 18”), Amendment No. 19 to the Schedule 13D filed by the Reporting Persons on December 9, 2016 (“Amendment No. 19”), Amendment No. 20 to the Schedule 13D filed by the Reporting Persons on August 17, 2017 (“Amendment No. 20”), Amendment No. 21 to the Schedule 13D filed by the Reporting Persons on September 20, 2017 (“Amendment No. 21”), Amendment No. 22 to the Schedule 13D filed by the Reporting Persons on November 22, 2017 (“Amendment No. 22”), Amendment No. 23 to the Schedule 13D filed by the Reporting Persons on December 6, 2017 (“Amendment No. 23”), Amendment No. 24 to the Schedule 13D filed by the Reporting Persons on May 16, 2018 (“Amendment No. 24”), Amendment No. 25 to the Schedule 13D filed by the Reporting Persons on September 13, 2018 (“Amendment No. 25”), Amendment No. 26 to the Schedule 13D filed by the Reporting Persons on August 16, 2019 (“Amendment No. 26”) and Amendment No. 27 to the Schedule 13D filed by the Reporting Persons on December 6, 2019 (“Amendment No. 27”). The Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10,

CUSIP No. 448579102	13D	Page 9 of 18 Pages

Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, Amendment No. 25, Amendment No. 26 and Amendment No. 27, is referred to as the “Schedule 13D.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Item 2. Identity and Background

Item 2 of the Schedule 13D is amended by deleting the third paragraph thereof and replacing such paragraph with the following:

Maroon Private Trust Company, LLC, THHC, L.L.C., T11 HHC, LLC, Maroon Trust and Marshall E. Eisenberg are principally engaged in the business of investing the assets of the trusts for the benefit of the beneficiaries of such trusts. Thomas J. Pritzker serves as executive chairman of the board of directors of the Issuer; is chairman and chief executive officer, manager and president of The Pritzker Organization, L.L.C. (“TPO”), the principal financial and investment advisor to certain Pritzker family business interests; is a director and vice president of The Pritzker Foundation, a charitable foundation; is a director and president of the Pritzker Family Philanthropic Fund, a charitable organization; and is chairman, director and president of The Hyatt Foundation, a charitable foundation which established The Pritzker Architecture Prize. Jason Pritzker is a director of the Issuer; is a manager of, and an investment professional at, TPO; and is a director of TMS International Corporation, a provider of on-site industrial steel mill services.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

On February 28, 2020, Maroon Private Trust Company, LLC, as trustee of certain trusts for the benefit of Thomas J. Pritzker and certain of his lineal descendants, transferred an aggregate of 1,173,433 shares of Class B Common Stock to certain other trusts for the benefit of Thomas J. Pritzker and certain of his lineal descendants, of which Maroon Private Trust Company, LLC also serves as trustee (the “February 2020 Transfer”). No consideration was paid in connection with the February 2020 Transfer, and the February 2020 Transfer constitutes a “Permitted Transfer” as defined in the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the transferred shares of Class B Common Stock remain shares of Class B Common Stock following the February 2020 Transfer.

On May 8, 2020, Thomas J. Pritzker, individually, exercised 119,707 stock appreciation rights (“SARs”) at an exercise price of $40.96 (the “2020 SARs Exercise”). At the time of the exercise, the market price of the underlying stock was $53.09 per share, and the SARs were settled in stock through the net issuance of 27,350 shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 10 of 18 Pages

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

The February 2020 Transfer was completed on February 28, 2020, as described in Item 3 of this Amendment No. 28.

The 2020 SARs Exercise was completed on May 8, 2020, as described in Item 3 of this Amendment No. 28.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 29,938 shares of currently issued Class A Common Stock and 22,520,767 shares of Class B Common Stock beneficially owned by the Reporting Persons. Based on the number of shares of Class B Common Stock outstanding as of May 12, 2020, as reported in the Issuer’s Registration Statement on Form S-3, filed May 21, 2020, as adjusted to account for the conversion of an aggregate of 2,435,243 shares of Class B Common Stock into 2,435,243 shares of Class A Common Stock in connection with sales by certain Separately Filing Group members between May 20, 2020 and June 5, 2020, the number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 35.7% of the total number of shares of Class B Common Stock outstanding. Based on the number of shares of Common Stock outstanding as of May 12, 2020, as adjusted, the number of shares of Common Stock beneficially owned by the Reporting Persons represents 22.3% of the total number of shares of Common Stock outstanding and 33.7% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Thomas J. Pritzker holds 127,410 SARs that are currently exercisable at an exercise price of $41.74, 140,601 SARs that are currently exercisable at an exercise price of $41.29, 207,381 SARs that are currently exercisable at an exercise price of $43.44, 140,191 SARs that are currently exercisable at an exercise price of $49.39, 180,353 SARs that are currently exercisable at an exercise price of $56.27, 275,103 SARs that are currently exercisable at an exercise price of $47.36, 183,486 SARs that are currently exercisable at an exercise price of $52.65, 106,482 SARs that are currently exercisable at an exercise price of $80.02 and 73,056 SARs that are currently exercisable at an exercise price of $71.67. Each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of Class A Common Stock at the exercise date, over the exercise price. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not determinable until the date of exercise and therefore is not included in the information above.

CUSIP No. 448579102	13D	Page 11 of 18 Pages

Schedule A attached to this Amendment No. 28 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 28 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person.

THHC, L.L.C. is a member-managed Delaware limited liability company and directly holds 20,723,351 shares of Class B Common Stock. T11 HHC, LLC is a member-managed Delaware limited liability company and the controlling member of THHC, L.L.C., and in such capacity may be deemed to beneficially own such shares of Class B Common Stock. Maroon Private Trust Company, LLC is a manager-managed South Dakota limited liability company and the trustee of (i) the trust listed on Appendix A-1, which is the sole member of T11 HHC, LLC, and in such capacity may be deemed to beneficially own such shares of Class B Common Stock, and (ii) the trusts listed on Appendix A-2, and in such capacity may be deemed to beneficially own an additional 1,746,453 shares of Class B Common Stock. Maroon Trust is the sole member of Maroon Private Trust Company, LLC and in such capacity may be deemed to beneficially own such shares of Class B Common Stock. Thomas J. Pritzker is the trustee of Maroon Trust and in such capacity may, for the purposes hereof, be deemed to beneficially own such shares of Class B Common Stock. The investment decisions of Maroon Private Trust Company, LLC are made by the Trust Committee of its board of managers, consisting of Thomas J. Pritzker, John A. Miller, Paula H. McMenamin, Marshall E. Eisenberg, P. Daniel Donohue and Derek Arend. The voting decisions of Maroon Private Trust Company, LLC are made by the independent members of the Trust Committee, consisting of John A. Miller, Paula H. McMenamin, Marshall E. Eisenberg, P. Daniel Donohue and Derek Arend. The members of the Trust Committee disclaim beneficial ownership as a result of serving on the Trust Committee.

Based solely on the information contained in an amendment to the Schedule 13D filed by a Separately Filing Group Member on May 22, 2020, such Separately Filing Group Member sold a total of 271,881 shares of Class A Common Stock in open-market transactions on May 20, 2020 and May 21, 2020. Based solely on the information contained in an amendment to the Schedule 13D filed by such Separately Filing Group Member on June 3, 2020, such Separately Filing Group Member sold a total of 1,728,119 shares of Class A Common Stock in open-market transactions between May 22, 2020 and June 3, 2020.

Based solely on the information contained in the Form 4 filings filed on June 8, 2020 and June 9, 2020 by another Separately Filing Group Member, such Separately Filing Group Member sold an aggregate of 435,243 shares of Class B Common Stock.

CUSIP No. 448579102	13D	Page 12 of 18 Pages

Based solely on the information contained in the Schedule 13Ds, as amended, filed by the Separately Filing Group Members, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 296,349 shares of currently issued Class A Common Stock and 60,757,636 shares of Class A Common Stock issuable upon conversion of 60,757,636 shares of Class B Common Stock beneficially owned by the Pritzker Family Group. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents 0.8% of the total number of shares of Class A Common Stock outstanding, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 96.4% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 60.4% of the total number of shares of Common Stock outstanding and 90.9% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule B attached to this Amendment No. 28 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 28 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

(c) On May 8, 2020, Thomas J. Pritzker, individually, exercised 119,707 SARs at an exercise price of $40.96. At the time of the exercise, the market price of the underlying stock was $53.09 per share, and the SARs were settled in stock through the net issuance of 27,350 shares of Class A Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

On February 20, 2020, in connection with the February 2020 Transfer, Maroon Private Trust Company, LLC, solely as trustee of the trusts listed on Appendix A-2 hereto, executed joinders to, and thereby became subject to the provisions of, the Amendment & Restated Global Hyatt Agreement and the Amended & Restated Foreign Global Hyatt Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2020

Maroon Private Trust Company, LLC, solely as trustee of the trusts listed on Appendix A-1 and Appendix A-2.

By:	/s/ Derek Arend
Derek Arend Vice President

THHC, L.L.C.

By:	/s/ Derek Arend
Derek Arend President

T11 HHC, LLC

By:	/s/ Derek Arend
Derek Arend President

/s/ Marshall E. Eisenberg
Marshall E. Eisenberg, not individually, but solely in the capacity as co-trustee of the trust listed on Appendix A-3.

/s/ Thomas J. Pritzker
Thomas J. Pritzker, not individually, but solely (i) in the capacity as trustee of Maroon Trust, solely in such trust’s capacity as the member of Maroon Private Trust Company, LLC, and (ii) in the capacity as co-trustee of the trust listed on Appendix A-3

/s/ Thomas J. Pritzker
Thomas J. Pritzker, individually

/s/ Jason Pritzker
Jason Pritzker, individually

[Signature Page to Amendment No. 28 to Schedule 13D]

CUSIP No. 448579102	13D	Page 14 of 18 Pages

Appendix A-1

Name of Trust	Jurisd. of Org.
F.L.P. Trust #11	South Dakota

CUSIP No. 448579102	13D	Page 15 of 18 Pages

Appendix A-2

Name of Trusts	Jurisd. of Org.
Trust TJP-PTA	Bahamas
PDTA Tom Trust	South Dakota
PDTB Tom Trust	South Dakota
NPDT Jason Trust	South Dakota
NPDT Benjamin Trust	South Dakota
NPDT David Trust	South Dakota

CUSIP No. 448579102	13D	Page 16 of 18 Pages

Appendix A-3

Name of Trust	Jurisd. of Org.
TJP Revocable Trust	Illinois

CUSIP No. 448579102	13D	Page 17 of 18 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Maroon Private Trust Company, LLC, solely in the capacity as trustee of the trust listed on Appendix A-1 and the trusts listed on Appendix A-2.[6]	—	—	22,469,804	35.7%	22.2%	33.6%
THHC, L.L.C.[6]	—	—	20,723,351	32.9%	20.5%	31.0%
T11 HHC, LLC[6]	—	—	20,723,351	32.9%	20.5%	31.0%
Thomas J. Pritzker and Marshall E. Eisenberg, not individually, but solely in the capacity as co-trustees of the trust listed on Appendix A-3.	—	—	50,963	*	*	*
Thomas J. Pritzker, individually and as trustee of Maroon Trust, solely in such trust’s capacity as the member of Maroon Private Trust Company, LLC[6][7]	27,350	*	22,469,804	35.7%	22.2%	33.6%
Jason Pritzker, individually.	2,588	*	—	—	*	*

*	Less than 1% beneficial ownership

[1]

All references to the number of shares outstanding are as of May 12, 2020, as reported in the Issuer’s Registration Statement on Form S-3, filed May 21, 2020, as adjusted to account for the conversion of an aggregate of 2,435,243 shares of Class B Common Stock into 2,435,243 shares of Class A Common Stock in connection with sales by certain Separately Filing Group members between May 20, 2020 and June 5, 2020.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 38,114,681 shares of Class A Common Stock outstanding as of May 12, 2020, as adjusted, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 63,028,031 shares of Class B Common Stock outstanding as of May 12, 2020, as adjusted, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 38,114,681 shares of Class A Common Stock and 63,028,031 shares of Class B Common Stock outstanding as of May 12, 2020, as adjusted.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of May 12, 2020, as adjusted, which is comprised of 38,114,681 shares of Class A Common Stock and 63,028,031 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

THHC, L.L.C. is a member-managed Delaware limited liability company and directly holds 20,723,351 shares of Class B Common Stock. T11 HHC, LLC is a member-managed Delaware limited liability company and the controlling member of THHC, L.L.C., and in such capacity may be deemed to beneficially own such shares of Class B Common Stock. Maroon Private Trust Company, LLC is a manager-managed South Dakota limited liability company and the trustee of (i) the trust listed on Appendix A-1, which is the sole member of T11 HHC, LLC, and in such capacity may be deemed to beneficially own such shares of Class B Common Stock, and (ii) the trusts listed on Appendix A-2, and in such capacity may be deemed to beneficially own an additional 1,746,453 shares of Class B Common Stock. Maroon Trust is the sole member of Maroon Private Trust Company, LLC and in such capacity may be deemed to beneficially own such shares of Class B Common Stock. Thomas J. Pritzker is the trustee of Maroon Trust and in such capacity may, for the purposes hereof, be deemed to beneficially own such shares of Class B Common Stock. The investment decisions of Maroon Private Trust Company, LLC are made by the Trust Committee of its board of managers, consisting of Thomas J. Pritzker, John A. Miller, Paula H. McMenamin, Marshall E. Eisenberg, P. Daniel Donohue and Derek Arend. The voting decisions of Maroon Private Trust Company, LLC are made by the independent members of the Trust Committee, consisting of John A. Miller, Paula H. McMenamin, Marshall E. Eisenberg, P. Daniel Donohue and Derek Arend. The members of the Trust Committee disclaim beneficial ownership as a result of serving on the Trust Committee.

[7]

Thomas J. Pritzker holds 127,410 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $41.74, 140,601 SARs that are currently exercisable at an exercise price of $41.29, 207,381 SARs that are currently exercisable at an exercise price of $43.44, 140,191 SARs that are currently exercisable at an exercise price of $49.39, 180,353 SARs that are currently exercisable at an exercise price of $56.27, 275,103 SARs that are currently exercisable at an exercise price of $47.36, 183,486 SARs that are currently exercisable at an exercise price of $52.65, 106,482 SARs that are currently exercisable at an exercise price of $80.02 and 73,056 SARS that are currently exercisable at an exercise price of $71.67. Each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of Class A Common Stock at the exercise date, over the exercise price. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not determinable until the date of exercise and therefore is not included in the information above. Thomas J. Pritzker is also the grantor of the trust set forth on Appendix A-3, and has the right to revoke the trust at any time without the consent of another person. As a result he could be deemed to be the sole beneficial owner of the shares owned by such trust.

CUSIP No. 448579102	13D	Page 18 of 18 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
CIBC Trust Company (Bahamas) Limited in its capacity as trustee and Other Reporting Persons[6]	—	—	774,499	1.2%	*	1.2%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[7]	29,938	*	22,520,767	35.7%	22.3%	33.7%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	70,000	*	*	*
Trustees of the Jennifer N. Pritzker Family Trusts and Other Reporting Persons[9]	—	—	2,420,151	3.8%	2.4%	3.6%
Trustees of the Linda Pritzker Family Trusts[10]	—	—	—	—	—	—
Trustees of the Karen L. Pritzker Family Trusts[11]	—	—	6,457,104	10.2%	6.4%	9.7%
Trustee of the Penny Pritzker Family Trusts and Other Reporting Persons[12]	14,650	*	7,215,797	11.4%	7.1%	10.8%
Trustees of the Daniel F. Pritzker Family Trusts and Other Reporting Persons[13]	251,761	*	2,162,655	3.4%	2.4%	3.3%
The Anthony N. Pritzker Family Foundation[14]	—	—	299,027	*	*	*
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[15]	—	—	18,837,636	29.9%	18.6%	28.2%
Pritzker Family Group Totals	296,349	*	60,757,636	96.4%	60.4%	90.9%

*	Less than 1% beneficial ownership

[1]

All references to the number of shares outstanding are as of May 12, 2020, as reported in the Issuer’s Registration Statement on Form S-3, filed May 21, 2020, as adjusted to account for the conversion of an aggregate of 2,435,243 shares of Class B Common Stock into 2,435,243 shares of Class A Common Stock in connection with sales by certain Separately Filing Group members between May 20, 2020 and June 5, 2020.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 38,114,681 shares of Class A Common Stock outstanding as of May 12, 2020, as adjusted, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 63,028,031 shares of Class B Common Stock outstanding as of May 12, 2020, as adjusted, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 38,114,681 shares of Class A Common Stock and 63,028,031 shares of Class B Common Stock outstanding as of May 12, 2020, as adjusted.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of May 12, 2020, as adjusted, which is comprised of 38,114,681 shares of Class A Common Stock and 63,028,031 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 127,410 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $41.74, 140,601 SARs that are currently exercisable at an exercise price of $41.29, 207,381 SARs that are currently exercisable at an exercise price of $43.44, 140,191 SARs that are currently exercisable at an exercise price of $49.39, 180,353 SARs that are currently exercisable at an exercise price of $56.27, 275,103 SARs that are currently exercisable at an exercise price of $47.36, 183,486 SARs that are currently exercisable at an exercise price of $52.65, 106,482 SARs that are currently exercisable at an exercise price of $80.02 and 73,056 SARS that are currently exercisable at an exercise price of $71.67. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of Class A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.

[8]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[9]

See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[12]

See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[13]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[15]

See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.